

October 9, 2020

Charlotte MacVane
General Counsel
ATI Intermediate Holdings, LLC
3901 Midway Place NE
Albuquerque, New Mexico 87109

> **Re: ATI Intermediate Holdings, LLC**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed October 8, 2020**
> **File No. 333-248969**

Dear Ms. MacVane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Capitalization, page 50

1. To enhance an investor's understanding, revise the table to include double lines under the amounts relating to the Cash and restricted cash and the Total capitalization captions. Please move the long-term liabilities total amounts (e.g., $30,552, $605,427) to a total caption that follows, rather than precedes, the individual components of long-term liabilities.

Dilution, page 52

2. Please refer to Item 506 of Regulation S-K and revise the information provided in (ii) of the second paragraph to address the 7,000,000 common shares being issued and offered

for sale at $20.00 per share by company, rather than the shares offered by the selling stockholder. Further, revise the second table to separately present the shares, percentages, and consideration paid by (i) existing stockholders, (ii) the selling stockholders, and (iii) IPO new investors.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Kim